UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2021

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad Oncology SA

On December 13, 2021, Celyad Oncology SA (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The Company presented a slide presentation at 63rd American Society of Hematology Annual Meeting and Exposition on December 13, 2021, a copy of which is furnished to this report as Exhibit 99.2.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1 and 99.2, except for the quotes of David Gilham and Filippo Petti contained in Exhibit 99.1 is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-248464) and Form S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the Company on December 13, 2021

99.2	Presentation furnished by Celyad Oncology SA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: December 13, 2021	By:	/s/ Filippo Petti
Filippo Petti Chief Executive Officer and Financial Officer